Edoardo Stroppiana | Co-founder

Edoardo Stroppiana is a co-founder of AirSelfie with his brother, Marco, and has served as its Chief Technology Officer and a director since 2016. Before co-founding AirSelfie, Stroppiana was an independent research and development product consultant between 2013 and 2015.